# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ROBERT HALF INC., CIK 0000315213
CUSIP: 770323103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2884 Sand Hill Road, Suite 200, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001538449

## Reporting persons
- Mawer Investment Management Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Alberta Canada (A0); sole voting power 7,939,390; shared voting power 0; sole dispositive power 8,079,597; shared dispositive power 0; aggregate amount beneficially owned 8,079,597 (7.83% of the class)
  Comment: Based Upon 103,250,884 Common Stock of Robert Half Inc. (the "Issuer") outstanding as of September 30, 2024, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on October 30, 2024.

## Item 1. Issuer
Name of issuer: ROBERT HALF INC.
Address of issuer's principal executive offices: 2884 Sand Hill Road, Suite 200, Menlo Park, California, 94025

## Item 2. Person Filing
Name of person filing: Mawer Investment Management Ltd.
Address of principal business office or, if none, residence:
600, 517 - 10th Avenue SW
Calgary, Alberta, Canada T2R 0A8
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 8,079,597
Percent of class: 7.83
Sole power to vote or to direct the vote: 7,939,390
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,079,597
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mawer Investment Management Ltd.: /s/ Manar Hassan-Agha, Manar Hassan-Agha, Portfolio Manager (01/24/2025)